SLAVIA, CORP.

3050 Erin Centre Blvd, Unit 69

Mississauga, Ontario L5M 0P5, Canada

July 23, 2012

Mr. Brandon Hill

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Slavia, Corp.

       Registration Statement on Form S-1

       Filed May 30, 2012

       File No. 333-181747

Dear Mr. Hill:

Further to your letter dated June 20, 2012, concerning the deficiencies in our Registration Statement on Form S-1 filed on May 30, 2012, we provide the following responses:

General

1. Since you appear to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

• Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

• State your election under Section 107(b) of the JOBS Act:

• If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

• If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have revised our prospectus in accordance with the comments of the Commission. We do not have any written materials and there is no any broker or dealer that is participating or will participate in our offering.

2. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

Response:  We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is providing service to international students who want to study in Canada.  In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity:

Slavia, Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Prospectus Cover Page

3. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

Response:  We have revised the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

4. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to highlight the consequences of being a shell company and describe what must occur and be filed with the SEC before the Company will no longer be a shell company.

Response:  We have revised our prospectus to prominently disclose that the company is a shell company. Also, we have revised our disclosure throughout our prospectus, including in our risk factors, to highlight the consequences of being a shell company and have described what must occur and be filed with the SEC before the Company will no longer be a shell company.

5. Please disclose that Ms. Shpeyzer plans to rely on the safe harbor in Rule 3a4-1 of the Securities Act to participate in this offering and that she satisfies all the requirements of that Rule.

Response:  We have disclosed that Ms. Shpeyzer plans to rely on the safe harbor in Rule 3a4-1 of the Securities Act to participate in this offering and that she satisfies all the requirements of that Rule.

Prospectus Summary, page 6

6. Please provide a summary of your business plan. In doing so, briefly highlight, and discuss in greater detail in your Business section, the types of “services” Ms. Shpeyzer will provide foreign nationals who want to study abroad in Canada.

Response:  We have provided a summary of our business plan in this section and have discussed in greater detail in our Business section, the types of “services” Ms. Shpeyzer will provide foreign nationals who want to study abroad in Canada.

7. We note your disclosure that you expect that the minimum amount of funds generated from this offering will allow you to operate for 12 months following this offering. Please expand your disclosure here and in your Business section to address when you expect your operations to begin to generate revenues if you sold 100% of the securities offered for sale. In addition, please disclose when you anticipate that your operations would begin to generate revenue if you sold 75%, 50% or 10%, respectively, of the securities offered for sale. Please disclose the level of revenues you expect to generate and whether you expect revenues will exceed your costs.

Response:  We have expanded our disclosure in accordance with the comments of the Commission.

8. Revise this section and throughout your prospectus to provide more detail regarding your relationship with Novy Mir, Ltd. and the Referral Agreement between you (e.g., the number of students that you expect Novy Mir, Ltd. will refer to you.). In addition, please discuss Novy Mir’s current operations and history providing student referrals.

Response:  We have revised this section in accordance with the comments of the Commission.

Risk Factors, page 7

9. Please provide risk factor disclosure regarding the risk that you may fail to enter into agreements with educational institutions in Canada.

Response:  We have provided risk factor disclosure in accordance with the comments of the Commission.

10. We note that your sole employee is Ms. Shpeyzer, who apparently has no experience in accounting. Please provide risk factor disclosure regarding your sole officer and director’s lack of accounting experience. In addition, please describe how you maintain your books and records and prepare your financial statements.

Response:  We have provided risk factor disclosure in accordance with the comments of the Commission.

We depend to a significant extent on our sole officer and director…, page 9

11. Expand here and in your Business section to highlight and discuss the relevant experience that qualifies Ms. Shpeyzer as a key employee for the success of the company.

Response:  We have revised this risk factor and added a discussion throughout of the prospectus in accordance with the comments of the Commission.

Because our principal assets are located outside of the United States…, page 10

12. The company has minimal assets so it is not clear whether investors would have any material amount of assets to pursue in litigation. Please clarify.

Response:  Currently, the company has minimal assets but they can be considerable in the future.

Management’s Discussion and Analysis of Plan of Operations, page 17

13. Revise to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting compared to the potential minimal amount of net proceeds to be raised in the offering.

Response:  We have added a discussion in accordance with the comments of the Commission.

14. Explain in greater detail how the company will generate revenues from students and educational institutions. In doing so, describe your fee structure for the services that you intend to provide your students.

Response:  We have revised our prospectus in accordance with the comments of the Commission.

Business, page 22

15. Please expand your discussion to clarify your basis of belief that new companies as yours can compete in this market.

Response:  We have expanded our discussion in accordance with the comments of the Commission.

Exhibit 5.1

16. We note your Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, which is inconsistent with the opinion of your legal counsel as stated in Exhibit 5.1. Please revise.

Response:  We have revised Exhibit 5.1 in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at slaviacorp@gmail.com and to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 117

San Diego, CA 92103

TEL: 619.546.6154

TEL: 619.546.6100

FAX: 619.546.6060

Thank you.

Sincerely,

/S/ Ksenia Shpeyzer

Ksenia Shpeyzer, President

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